82-2748

British Columbia

Ministry of Finance
Corporate and Personal
Property Registries

Tel: (250) 356-6626
Hours: 8:30-4:30 (Monday-Friday)

Mailing [redacted] t
.et
3E6

02034809

NOTICE OF DIRECTORS
[Appointment]
Form 8
Section 113 *COMPANY ACT*

INSTRUCTIONS

B. CERTIFICATE OF INCORPORATION NO.
312241

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E. enter the last name, first name,, and any initials of the company's directors, as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office, box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance or provide the Registry authorization to debit the fee from your BC Online Deposit Account.
8. Additional information and forms are available on the internet at www.fin.gov/bc.ca/registries.

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SUPPL COPY

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how FIPPA applies to this personal this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, B.C. V8W 9V3

A. FULL NAME OF COMPANY

GOLDCLIFF RESOURCE CORPORATION

RECEIVED JUN 10 2002 SEC MAIL PROCESSING WASH. D.C. 161 SECTION

PROCESSED JUN 19 2002 THOMSON FINANCIAL

C. DATE OF CHANGE

YY	MM	DD
02	05	07

D. Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
SANDERS	GEORGE

E. Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Saleken	Len W.	6976 Laburnum St., Vancouver, B.C. V6P 5M9
Rockel	Edwin R.	13000-54A Avenue, Surrey, B.C. V3W 1B9
Dhalla	Nazir	10711 Hollybank Drive, Richmond, B.C. V7E 4S4
Whiting	Francis B.	5284 245A Street, Aldergrove, B.C. V4W 1H8
Sanders	George	416 Collett Road, Kelowna, B.C. V1W 1K7

F. CERTIFIED CORRECT -
I have read this form and found it to be correct
Signature of a current director, officer or Company Solicitor

DATE SIGNED

YY	MM	DD
02	05	28

dw 6/18

FIN 763/A Rev.96/6/6 Prescribed)

FILING FEE: $20.00

cc: British Columbia Securities Commission, Attn: Statutory Filings
TSX Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance
Standard & Poor's, Attn: Library, Corporate Files Manager
Alberta Securities Commission, Attn: Continuous Disclosure

p:\clients\1-sedar\goldclif\f8-roc.doc

82-2748

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

SEC MAIL PROCESSING RECEIVED JUN 10 2002 WASH. D.C. 161 SECTION

E-mail: lsalt@vectorlaw.com

File No. 1036

May 29, 2002

VIA COURIER

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

COPY

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Filing of BC Form 45-902F (formerly Form 20), Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated May 28, 2002, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $100.

We trust you will find the same in order.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Legal Assistant

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.#1
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)

p:\clients\1-sedar\goldclif\so\may08-02\f20-bcsc1.doc

BC FORM 45-902F (Formerly Form 20)
Securities Act (British Columbia)
Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

Goldcliff Resource Corporation
Name of Issuer

920-470 Granville Street, Vancouver, B.C. V6C 1V5
Address

(604) 685-5685
Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

TSX Venture Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

Incentive Stock Option to purchase up to 50,000 Common Shares without par value on or before May 7, 2007.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
George Sanders	Options to purchase 50,000 shares expiring May 7, 2007	May 27, 2002	$0.135 per share	s.74(2)(9) – A	N/A

A = Securities Act (British Columbia)

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$6,750

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

n/a

The undersigned hereby certifies that the statements made in this report and in ay schedule to this report are true and correct.

DATED at Vancouver, B.C., this 28 day of May, 2002.

Goldcliff Resource Corporation
(Name of Issuer - please print)

Per: ______________________
(Signature of authorized signatory

Leonard W. Saleken, President
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
George Sanders	Tel: (250) ________ E-mail:	Options to purchase up to 50,000 shares expiring May 7, 2007	s.74(2)(9) – A

A = <u>Securities Act</u> (British Columbia)